UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                              Commission File Number   1-8611
                                                                     ----------

                 MEDIAONE GROUP, INC. (FORMERLY U S WEST, INC.)
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


       188 INVERNESS DRIVE WEST, ENGLEWOOD, COLORADO 80112, (303) 858-3000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


         U S WEST COMMUNICATIONS GROUP COMMON STOCK, PAR VALUE $.01 PER
       SHARE U S WEST COMMUNICATIONS GROUP PREFERRED STOCK PURCHASE RIGHTS GUARANTEE OF 8.625% MEDIUM-TERM NOTES DUE 2001 OF U S WEST CAPITAL FUNDING, INC.
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         PREFERRED STOCK PURCHASE RIGHTS
               SERIES D PREFERRED STOCK, PAR VALUE $.01 PER SHARE
   GUARANTEE OF TRUST ORIGINATED PREFERRED SECURITIES OF MEDIAONE FINANCING A GUARANTEE OF TRUST ORIGINATED PREFERRED SECURITIES OF MEDIAONE FINANCING B
 GUARANTEE OF TRUST ORIGINATED PREFERRED SECURITIES OF MEDIAONE FINANCE TRUST I GUARANTEE OF TRUST ORIGINATED PREFERRED SECURITIES OF MEDIAONE FINANCE TRUST II
--------------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  |_|                   Rule 12h-3(b)(1)(i)  |X|
Rule 12g-4(a)(1)(ii) |_|                   Rule 12h-3(b)(1)(ii) |_|
Rule 12g-4(a)(2)(i)  |_|                   Rule 12h-3(b)(2)(i)  |_|
Rule 12g-4(a)(2)(ii) |_|                   Rule 12h-3(b)(2)(ii) |_|
                                           Rule 15d-6           |_|


Approximate number of holders of record as of the certification or notice date:  0
     -----

   Pursuant to the requirements of the Securities Exchange Act of 1934, MediaOne Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:    June 19, 1998        By:  /s/ STEPHEN E. BRILZ
                                   ------------------------------------
                                   Assistant Secretary


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.



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